FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 14, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 4250708
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Cellcom Israel Announces - First Quarter 2015 Results
2.	Cellcom Israel Ltd. and Subsidiaries - Condensed Consolidated Interim Financial Statements as at March 31, 2015 (unaudited)

CELLCOM ISRAEL ANNOUNCES
FIRST QUARTER 2015 RESULTS
------------------------

First quarter 2015 results reflect the aggressive competition characterizing the quarter alongside the successful launch of Cellcom tv

Revenues for the first quarter of 2015 totaled NIS 1,062 million

EBITDA1 for the first quarter of 2015 totaled NIS 196 million and excluding a one-time effect2 EBITDA totaled NIS 226 million

Net income for the first quarter of 2015 totaled NIS 26 million and excluding a one-time effect2 net income totaled NIS 51 million

Nir Sztern, the Company's Chief Executive Officer: “Yesterday we announced a revolution in the landline market, offering a full triple-play package for a price of NIS 149 per month. We expect growth in activity in the landline market in Israel in 2015 and we are prepared for the new competition in this market both through offering double and triple play packages and through Cellcom tv service”.

-----

First Quarter 2015 Highlights (compared to first quarter of 2014):

▪	Total Revenues totaled NIS 1,062 million ($267 million) compared to NIS 1,130 million ($284 million) in the first quarter last year, a decrease of 6%

▪	Service revenues totaled NIS 800 million ($201 million) compared to NIS 927 million ($233 million) in the first quarter last year, a decrease of 13.7%

▪
EBITDA1 totaled NIS 196 million2 ($49 million) compared to NIS 340 million ($85 million) in the first quarter last year, a decrease of 42.4%. Excluding a one-time effect2, EBITDA totaled NIS 226 million ($57 million), a decrease of 33.5%

▪	EBITDA margin 18.5%, down from 30.1%

▪	Operating income totaled NIS 55 million ($14 million) compared to NIS 185 million ($46 million) in the first quarter last year, a decrease of 70.3%

1	Please see "Use of Non-IFRS financial measures" section in this press release.
2	The results for the first quarter of 2015 include a one-time expense in an amount of NIS 30 million, as a result of entering a collective employment agreement.

▪
Net income totaled NIS 26 million ($7 million) compared to NIS 114 million ($29 million) in the first quarter last year, a decrease of 77.2%. Excluding a one-time effect2, net income totaled NIS 51 million ($13 million) a decrease of 55.3%

▪	Free cash flow1 totaled NIS 127 million ($32 million) compared to NIS 366 million ($92 million) in the first quarter last year, a decrease of 65.3%

▪	Cellular subscriber base totaled approx. 2.885 million subscribers (at the end of March 2015)

Commenting on the results, Nir Sztern, the Company's Chief Executive Officer, said:

“The first quarter of 2015 results reflect the challenges and opportunities for Cellcom Group. In the cellular sector we continue to see an aggressive competition and continued decline in results, and on the other hand we begin to see the influence of the investments in the Group's future growth engines.
In this quarter as well, we continued to see an aggressive price competition in the cellular sector and a continued decline in service revenues and a decrease in the subscriber base. Alongside the decrease in revenues and a one-time expense due to our entry into the collective employment agreement, the Group continues the streamlining processes. These days we are in the process of a cross-company voluntary retirement plan whose impact on expenses we expect to see during the year, as the Group is committed to continue working in the coming quarters to adjust the cost structure and manpower in all areas of the Group's operations.
Alongside the adverse impact on the cellular operation, the Group is operating and investing in future growth engines in the landline sector which we expect, over time, to lead to growth in revenues and improvement in profitability.
In the beginning of the quarter, we successfully launched Cellcom tv with an unprecedented recruitment of over 20,000 customers within 3 months. This move was also awarded the ‘winning 2014 launch’ prize by the Israeli Marketing Association. We are encouraged by the continued high customer recruitment rate, bringing with it the beginning of income, alongside an approximately NIS 20 million decrease in EBITDA due to expenses associated with entering this sector.
Yesterday, we announced another significant revolution in the Israeli landline market, with a triple-play offer (Cellcom tv, Internet connectivity and infrastructure and telephony) for a price of NIS 149 per month. An unprecedented price, lower by over 50% than the market price for these services.
Out of all the companies entering the wholesale market, we are currently the only one that is prepared for immediate competition, with a TV service, a substantial presence in Israeli households enjoying the Group's various services and a service, sales, and installation infrastructure which is among the largest in the country.
We already see strong demand from our customers for an integrated solution of Internet connectivity and infrastructure in the wholesale market, and with the transfer to the automated phase of the wholesale market and to the triple-play packages, we expect to see growth in demand for these products.
We believe that the Ministry of Communications will continue to work professionally and decisively in order to increase competition in this market, which will allow us to offer the Israeli customer a high quality and advanced product at prices significantly lower than market prices.
Since the beginning of 2015, we have executed financial steps to adjust the debt structure to the Group's cash flow needs for the coming years, to allow the Group to continue to invest in the landline market and turn it into a main growth engine, while retaining our position as the largest cellular operator in Israel, even when the competition in the mobile market intensifies”.

Shlomi Fruhling, Chief Financial Officer, commented:

“Alongside the successful launch of Cellcom tv, the competition in the market continued to intensify during the first quarter of 2015. The competition results were reflected by the continued decline in service revenues, and an increase in the number of customers that changed their cellular operator. The churn rate of the Company's cellular subscribers in the first quarter of 2015 amounted to 11.9% compared with 11.1% in the same quarter last year. We expect the high level of competition will continue in the coming quarters. In addition, in this quarter we recorded a one-time expense in the amount of NIS 30 million, as a result of the collective employment agreement. This is the first quarter in which the collective employment agreement is fully reflected in the Group’s expenses, and excluding the one-time expense, the Group streamlined in its operating expenses by NIS 24 million compared to the same quarter last year.
As noted by Nir, the Group is committed to continue working to adapt its cost structure to the market's conditions. In this context, we are in the process of a voluntary retirement plan, which when completed the Group expects to record a one-time expense in the second quarter of 2015, and later this year  a decrease in the payroll expenses.
The Group continued working, in the first quarter of 2015 as well, to lower its net debt, which at the end of the quarter amounted to NIS 2.9 billion, compared with net debt of NIS 3.6 billion at the end of the same quarter last year. Free cash flow for the first quarter of 2015 amounted to NIS 127 million, a decrease of 65% compared to that of the same quarter last year. Most of the decrease results from a decrease in receipts from customers for services and end user equipment sold in the past and a substantial increase in payments to vendors for end user equipment purchase, due to an increase in such sales in the last two quarters, compared to the same quarters in the previous year.
Since the beginning of 2015, we completed a significant process of adjusting the Company's financing sources to the principal repayment dates of its debt. We have successfully performed an approximately NIS 1 billion exchange of short-term debentures with long-term debentures, and entered a loan agreement with two institutional investors for a total amount of NIS 400 million. We view the success of these steps as a vote of confidence by the capital market in the Group and its strategy. These measures will help the Group to execute the steps and investments necessary for its operations as a communications group providing its customers with a wide variety of communications services.
The Company’s Board of Directors decided not to distribute a dividend for the first quarter of 2015, given the continued intensified competition in the market and its adverse effect on the Company's revenues and in order to further strengthen the Company's balance sheet. The Board of Directors will re-evaluate its decision as market conditions develop, and taking into consideration the Company's needs".

Netanya, Israel – May 14, 2015 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel" or the "Company" or the "Group"), announced today its financial results for the first quarter of 2015. Revenues for the first quarter of 2015 totaled NIS 1,062 million ($267 million); EBITDA for the first quarter of 2015 totaled NIS 196 million ($49 million), or 18.5% of total revenues; and net income for the first quarter of 2015 totaled NIS 26 million ($7 million). Basic earnings per share for the first quarter of 2015 totaled NIS 0.25 ($0.06).

Main Consolidated Financial Results:

	Q1/2015	Q1/2014	% Change	Q1/2015	Q1/2014
	NIS million			US$ million (convenience translation)
Total revenues	1,062	1,130	(6.0%)	267	284
Operating Income	55	185	(70.3%)	14	46
Net Income	26	114	(77.2%)	7	29
Free cash flow	127	366	(65.3%)	32	92
EBITDA	196	340	(42.4%)	49	85
EBITDA, as percent of total revenues	18.5%	30.1%	(38.5%)

Main Financial Data by Operating Segments:

	Cellcom Israel (*)	Netvision (**)	Consolidation adjustments (***)	Consolidated results
	Q1/2015
	NIS million
Total revenues	864	256	(58)	1,062
Service revenues	619	224	(43)	800
Equipment revenues	245	32	(15)	262
Operating Income	21	40	(6)	55
EBITDA	136	60	-	196
EBITDA, as percent of total revenues	15.7%	23.4%	-	18.5%

(*)	Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.
(**)	Netvision Ltd. and its subsidiaries.
(***)	Include inter-company revenues between Cellcom Israel and Netvision, and amortization expenses attributable to the merger.

Main Performance Indicators (data refers to cellular subscribers only):

	Q1/2015	Q1/2014	Change (%)
Cellular subscribers at the end of period (in thousands)	2,885	3,049	(5.4%)
Churn Rate for cellular subscribers (in %)	11.9%	11.1%	7.2%
Monthly cellular ARPU (in NIS)	65.5	74.7	(12.3%)

Financial Review

Revenues for the first quarter of 2015 decreased 6% totaling NIS 1,062 million ($267 million), compared to NIS 1,130 million ($284 million) in the first quarter last year. The decrease in revenues is attributed to a 13.7% decrease in service revenues, which totaled NIS 800 million ($201 million) in the first quarter of 2015 as compared to NIS 927 million ($233 million) in the first quarter last year, which was partially offset by a 29.1% increase in equipment revenues, which totaled NIS 262 million ($66 million) in the first quarter of 2015 as compared to NIS 203 million ($51 million) in the first quarter of 2014. Netvision's contribution to total revenues for the first quarter of 2015 totaled NIS 198 million ($50 million) (excluding inter-company revenues) compared to NIS 214 million ($54 million) in the first quarter of 2014.

The decrease in the first quarter of 2015 service revenues resulted mainly from a decrease in cellular services revenues, due to the ongoing erosion in the price of these services and continued churn of customers resulting from the intensified competition in the cellular market. The decrease in service revenues also resulted from a decrease in revenues from internet services and long distance calls. Netvision's contribution to service revenues for the first quarter of 2015 totaled NIS 181 million ($45 million) (excluding inter-company revenues) compared to NIS 199 million ($50 million) in the first quarter of 2014.

The increase in the first quarter of 2015 equipment revenues resulted mainly from an approximately 31% increase in the number of cellular handsets sold during the first quarter of 2015 as compared with the first quarter of 2014.

Cost of revenues for the first quarter of 2015 totaled NIS 722 million ($181 million), compared to NIS 664 million ($167 million) in the first quarter of 2014, an 8.7% increase. This increase resulted mainly from an increase in costs associated with the sale of cellular handsets, primarily as a result of an increase in the amount of handsets sold during the first quarter of 2015 as compared with the first quarter of 2014 as well as content and customer acquisition costs related to the TV sector which the Company has entered as of the end of 2014.

Gross profit for the first quarter of 2015 decreased 27% to NIS 340 million ($86 million), compared to NIS 466 million ($117 million) in the first quarter of 2014. Gross profit margin for the first quarter of 2015 amounted to 32.0%, down from 41.2% in the first quarter of 2014.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the first quarter of 2015 increased 1.8% to NIS 287 million ($72 million), compared to NIS 282 million ($71 million) in the first quarter of 2014. This increase is primarily a result of a one-time expense following the entering to a collective employment agreement in the current quarter (see Note 30(10) to the Company’s financial statements for the year ended December 31, 2014 included in our most recent annual report for 2014, on form 20-F, filed on March 16, 2015), which was partially offset by efficiency measures implemented by the Company.

Operating income for the first quarter 2015 decreased by 70.3% to NIS 55 million ($14 million) from NIS 185 million ($46 million) in the first quarter of 2014. The decrease in the operating income resulted mainly from a decrease in service revenues as well as an increase in content and customer acquisition costs as a result of entering the TV sector and a NIS 30 million one-time expense due to entering a collective employment agreement.

EBITDA for the first quarter of 2015 decreased by 42.4% totaling NIS 196 million ($49 million) compared to NIS 340 million ($85 million) in the first quarter of 2014. EBITDA for the first quarter 2015, as a percent of first quarter revenues, totaled 18.5%, down from 30.1% in the first quarter of 2014. The decrease in the EBITDA resulted mainly from a decrease in service revenues as well as a NIS 30 million one-time expense due to entering a collective employment agreement and costs resulting from entering into the TV sector which adversely affected EBITDA by NIS 20 million. Excluding the one-time effect, EBITDA totaled NIS 226 million ($57 million), a decrease of 33.5% compared to the first quarter of 2014. Netvision's contribution to EBITDA for the first quarter of 2015 totaled NIS 60 million ($15 million) compared to NIS 75 million ($19 million) in the first quarter of 2014.

Financing expenses, net for the first quarter of 2015 decreased 33.3% and totaled NIS 18 million ($5 million), compared to NIS 27 million ($7 million) in the first quarter of 2014. The decrease resulted mainly from a decrease in interest expenses associated with the Company's debentures, due to a decrease in the Company's debt level and Israeli Consumer Price Index ("CPI") linkage income due to a higher deflation in the first quarter of 2015 compared with the deflation in the first quarter of 2014. The decrease was partially offset by an increase in losses from CPI hedging transactions.

Net Income for the first quarter of 2015 totaled NIS 26 million ($7 million), compared to NIS 114 million ($29 million) in the first quarter of 2014, a 77.2% decrease. Net income excluding a one-time expense due to entering a collective employment agreement totaled NIS 51 million ($13 million), a 55.3% decrease compared with the first quarter of 2014.

Basic earnings per share for the first quarter of 2015 totaled NIS 0.25 ($0.06), compared to NIS 1.15 ($0.29) in the first quarter last year.

Operating Review (data refers to cellular subscribers only)

Cellular subscriber base – at the end of the first quarter of 2015 the Company had approximately 2.885 million cellular subscribers. During the first quarter of 2015 the Company's cellular subscriber base decreased by approximately 82,000 net cellular subscribers, mainly pre-paid subscribers.

Cellular Churn Rate for the first quarter of 2015 totaled 11.9%, compared to 11.1% in the first quarter of 2014. The increase in churn rate among cellular subscribers was primarily the result of the intensified competition in the cellular market.

The monthly cellular Average Revenue per User ("ARPU") for the first quarter of 2015 totaled NIS 65.5 ($16.5), compared to NIS 74.7 ($18.8) in the first quarter of 2014. The decrease in ARPU resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intensified competition in the cellular market.

Financing and Investment Review

Cash Flow

Free cash flow for the first quarter of 2015, decreased by 65.3% to NIS 127 million ($32 million), compared to NIS 366 million ($92 million) in the first quarter of 2014. The decrease in free cash flow was mainly due to a decrease in receipts from customers for services and end user equipment (receipts received this quarter for equipment sold in the past) and a substantial increase in payments to vendors for end user equipment purchase, due to the increase in sales of end user equipment (in respect of which receipts are expected over a period of up to 36 months) in the last two quarters, compared to the same quarters in the previous year. The decrease was partially offset by a repayment of a long-term deposit.

Total Equity

Total Equity as of March 31, 2015 amounted to NIS 1,118 million ($281 million) primarily consisting of accumulated undistributed retained earnings of the Company.

Investment in Fixed Assets and Intangible Assets

During the first quarter of 2015 the Company invested NIS 88 million ($22 million) in fixed assets and intangible assets (including, among others, investments in the Company's communication networks, information systems and software and TV set-top boxes), compared to NIS 75 million ($19 million) in the first quarter of 2014.

Dividend

On May 13, 2015, the Company's board of directors decided not to declare a cash dividend for the first quarter of 2015. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's revenues, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2014 on

Form 20-F, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures

For information regarding the Company's summary of financial liabilities and details regarding the Company's outstanding debentures as of March 31, 2015, see "Disclosure for Debenture Holders" section in this press release.

Other developments during the first quarter of 2015 and subsequent to the end of the reporting period

Network Sharing Agreements

In March 2015, following the previously reported network sharing agreements between the Company and Golan Telecom Ltd., or Golan, which are subject to the approvals of the Israeli Ministry of Communications, or MOC, and the Israeli Antitrust Commissioner, the MOC notified the Company and Golan that the agreements require substantial changes before the MOC reviews them in detail. The Company and Golan have responded to the MOC's letter and addressed the changes requested in the agreements in order to receive the MOC's approval to the agreements.

In addition, in April 2015, the Company and Golan entered an amendment to the network sharing agreements, which generally contained certain clarifications to the agreements, following the Israeli Antitrust Commissioner’s comments.

In April 2015, Hot Mobile LTD. and Partner Communications Ltd., the Company's competitors, reported that they received the MOC's approval to their network sharing agreement, previously approved by the Israeli Antitrust Commissioner, and have applied to the MOC for a license for the operation of a joint venture established by them for that purpose.

For additional details see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We operate in a heavily regulated industry, which can harm our results of operations. In recent years, regulation in Israel has materially adversely affected our results" and "We face intense competition in all aspects of our business", and "Item 4. Information on the Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements" and "Government Regulation – Network Sharing" and the Company's current report dated March 29, 2015.

Loan Agreement

In May 2015, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, unlinked, as follows:

•
A principal amount of NIS 200 million will be provided to the Company in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

•
A principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures.
For additional details regarding the Company's public debentures see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, under "Item 5B. Liquidity and Capital Resources – Debt Service – Public debentures".

Voluntary Retirement Plan

In April 2015, the Group in collaboration with employees' representatives, launched a new voluntary retirement plan for employees. As of the date of this report, the number of employees who intend to join the plan and the one-time expense the Company will record in the second quarter of 2015 with respect to this plan, are still unknown.

Conference Call Details

The Company will be hosting a conference call regarding its results for the first quarter of 2015 on Thursday, May 14, 2015 at 10:00 am ET, 07:00 am PT, 15:00 UK, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610
at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.885 million subscribers (as at March 31, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. In addition, at the end of 2014, the Company launched television services over the internet (Over the top TV or OTT TV). The Company operates an LTE 4 generation network (currently partially deployed) and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2014.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.98 = US$ 1 as published by the Bank of Israel for March 31, 2015.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to EBITDA under "Reconciliation for Non-IFRS Measures" below.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation for Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations in partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial Position

			Convenience
			translation
			into US dollar
	March 31,	March 31,	March 31,	December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions

Assets
Cash and cash equivalents	645	637	160	1,158
Current investments, including derivatives	608	531	133	521
Trade receivables	1,631	1,332	335	1,417
Other receivables	132	91	23	65
Inventory	83	109	27	89

Total current assets	3,099	2,700	678	3,250

Trade and other receivables	796	766	193	824
Property, plant and equipment, net	1,814	1,804	453	1,834
Intangible assets, net	1,367	1,295	325	1,315
Deferred tax assets	21	16	4	17

Total non-current assets	3,998	3,881	975	3,990

Total assets	7,097	6,581	1,653	7,240

Liabilities
Current maturities of debentures and long term loans and short term credit	1,089	729	183	1,092
Trade payables and accrued expenses	607	712	179	773
Current tax liabilities	113	64	16	77
Provisions	192	108	27	101
Other payables, including derivatives	318	295	74	370

Total current liabilities	2,319	1,908	479	2,413

Debentures	3,782	3,373	847	3,548
Provisions	21	22	6	21
Other long-term liabilities	12	11	3	12
Liability for employee rights upon retirement, net	13	13	3	14
Deferred tax liabilities	121	136	34	140

Total non-current liabilities	3,949	3,555	893	3,735

Total liabilities	6,268	5,463	1,372	6,148

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(9)	(3)	(1)	(3)
Retained earnings	834	1,103	277	1,078

Non-controlling interest	3	17	5	16

Total equity	829	1,118	281	1,092

Total liabilities and equity	7,097	6,581	1,653	7,240

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions

Revenues	1,130	1,062	267	4,570
Cost of revenues	(664)	(722)	(181)	(2,727)

Gross profit	466	340	86	1,843

Selling and marketing expenses	(164)	(156)	(39)	(672)
General and administrative expenses	(118)	(131)	(33)	(463)
Other income (expenses), net	1	2	-	(46)

Operating profit	185	55	14	662

Financing income	36	25	6	100
Financing expenses	(63)	(43)	(11)	(298)
Financing expenses, net	(27)	(18)	(5)	(198)

Profit before taxes on income	158	37	9	464

Taxes on income	(44)	(11)	(2)	(110)
Profit for the period	114	26	7	354
Attributable to:
Owners of the Company	114	25	7	351
Non-controlling interests	-	1	-	3
Profit for the period	114	26	7	354

Earnings per share
Basic earnings per share (in NIS)	1.15	0.25	0.06	3.51

Diluted earnings per share (in NIS)	1.14	0.25	0.06	3.48

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,532,648	100,584,490	100,584,490	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,697,892	100,585,902	100,585,902	100,706,282

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions

Cash flows from operating activities
Profit for the period	114	26	7	354
Adjustments for:
Depreciation and amortization	155	143	36	610
Share based payments	1	-	-	3
Loss (gain) on sale of property, plant and equipment	-	(2)	(1)	7
Income tax expense	44	11	2	110
Financing expenses, net	27	18	5	198

Changes in operating assets and liabilities:
Change in inventory	1	(20)	(5)	(5)
Change in trade receivables (including long-term amounts)	172	90	23	422
Change in other receivables (including long-term amounts)	(69)	(16)	(4)	(35)
Change in trade payables, accrued expenses and provisions	45	(46)	(12)	(24)
Change in other liabilities (including long-term amounts)	(2)	(8)	(2)	36
Payments for derivative hedging contracts, net	(5)	-	-	(6)
Income tax paid	(30)	(27)	(7)	(119)
Income tax received	-	-	-	6
Net cash from operating activities	453	169	42	1,557

Cash flows from investing activities
Acquisition of property, plant, and equipment	(64)	(76)	(19)	(289)
Acquisition of intangible assets	(25)	(20)	(5)	(77)
Change in current investments, net	(102)	(9)	(2)	(15)
Proceeds from (payments for) other derivative contracts, net	(1)	1	-	4
Proceeds from sale of property, plant and equipment	3	4	1	4
Repayment of a long term deposit	-	48	12	-
Interest received	12	11	3	23
Net cash used in investing activities	(177)	(41)	(10)	(350)

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions

Cash flows from financing activities
Payments for derivative contracts, net	(1)	(2)	(1)	(29)
Repayment of long term loans from banks	(11)	-	-	(12)
Repayment of debentures	(523)	(523)	(131)	(1,092)
Proceeds from issuance of debentures, net of issuance costs	-	-	-	326
Dividend paid	(4)	-	-	(4)
Interest paid	(149)	(124)	(31)	(295)

Net cash used in financing activities	(688)	(649)	(163)	(1,106)

Changes in cash and cash equivalents	(412)	(521)	(131)	101

Cash and cash equivalents as at the beginning of the period	1,057	1,158	291	1,057

Cash and cash equivalents as at the end of the period	645	637	160	1,158

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended March 31,			Year ended December 31,
	2014 NIS millions	2015 NIS millions	Convenience translation into US dollar 2015 US$ millions	2014 NIS millions
Profit for the period	114	26	7	354
Taxes on income	44	11	2	110
Financing income	(36)	(25)	(6)	(100)
Financing expenses	63	43	11	298
Other expenses (income)	(1)	(2)	-	7
Depreciation and amortization	155	143	35	610
Share based payments	1	-	-	3
EBITDA	340	196	49	1,282

Free cash flow

The following table shows the calculation of free cash flow:

	Three-month period ended March 31,			Year ended December 31,
	2014 NIS millions	2015 NIS millions	Convenience translation into US dollar 2015 US$ millions	2014 NIS millions
Cash flows from operating activities	453	169	42	401
Cash flows from investing activities	(177)	(41)	(10)	(90)
Short-term Investment in (sale of) tradable debentures and deposits (*)	90	(1)	-	(1)
Free cash flow	366	127	32	310

(*) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators (unaudited)

NIS millions unless otherwise stated	Q1-2013	Q2-2013	Q3-2013	Q4-2013	Q1-2014	Q2-2014	Q3-2014	Q4-2014	Q1-2015	FY-2013	FY-2014

Cellcom service revenues	758	790	789	774	728	728	680	648	619	3,112	2,784
Netvision service revenues	254	246	251	229	223	220	226	214	224	979	883

Cellcom equipment revenues	256	213	205	208	188	221	250	274	245	882	933
Netvision equipment revenues	17	13	6	24	15	14	15	33	32	60	77

Consolidation adjustments	(27)	(26)	(27)	(26)	(24)	(25)	(29)	(29)	(58)	(106)	(107)
Total revenues	1,258	1,236	1,224	1,209	1,130	1,158	1,142	1,140	1,062	4,927	4,570

Cellcom EBITDA	251	271	286	258	265	224	268	210	136	1,066	967
Netvision EBITDA	63	68	61	77	75	90	78	72	60	269	315
Total EBITDA	314	339	347	335	340	314	346	282	196	1,335	1,282

Operating profit	139	169	173	170	185	156	190	131	55	651	662
Financing expenses, net	46	78	92	30	27	64	51	56	18	246	198
Profit for the period	67	67	52	102	114	79	106	55	26	288	354

Free cash flow	168	345	389	308	366	361	303	174	127	1,210	1,204

Cellular subscribers at the end of period (in 000's)	3,166	3,151	3,156	*3,092	3,049	3,029	3,010	2,967	2,885	3,092	2,967
Monthly cellular ARPU (in NIS)	75.9	79.7	79.6	78.7	74.7	75.4	70.6	67.8	65.5	78.5	72.1
Churn rate for cellular subscribers (%)	9.4%	9.0%	8.9%	9.9%	11.1%	11.1%	11.0%	11.5%	11.9%	36.8%	44.0%

* After a removal of approximately 64,000 pre-paid subscribers from the Company's cellular subscriber base following a change to the subscribers counting mechanism.

Cellcom Israel Ltd.
Disclosure for debenture holders as of March 31, 2015

Aggregation of the information regarding the debenture series issued by the Company(1), in NIS millions

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.03.2015					As of 13.05.2015		Interest Rate(fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
B (4) **	22/12/05 02/01/06* 05/01/06* 10/01/06* 31/05/06*	925.102	370.041	438.288	5.415	443.703	471.358	370.041	440.006	5.30%	05.01.13	05.01.17	January-05	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
D (7) **	07/10/07 03/02/08* 06/04/09* 30/03/11* 18/08/11*	2,423.075	898.804	1,046.665	40.355	1,087.020	1,143.010	898.805	1,042.754	5.19%	01.07.13	01.07.17	July-01	Linked to CPI	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
E (7) **	06/04/09 30/03/11* 18/08/11*	1,798.962	327.266	325.949	4.763	330.712	352.498	327.266	327.266	6.25%	05.01.12	05.01.17	January-05	Not linked	Hermetic Trust (1975) Ltd. Meirav Ofer Oren. 113 Hayarkon St., Tel Aviv. Tel: 03-5274867.
F (4)(5)(6) **	20/03/12	714.802	714.802	728.762	7.782	736.544	819.592	714.802	728.661	4.60%	05.01.17	05.01.20	January-05 and July-05	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
G (4)(5)(6) **	20/03/12	285.198	285.198	285.695	4.642	290.337	328.377	285.198	285.198	6.99%	05.01.17	05.01.19	January-05 and July-05	Not linked	Strauss Lazar Trust Company (1992) Ltd Ori Lazar 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777
H (4)(5)(7) **	08/07/14 03/02/15* 11/02/15*	949.624	949.623	784.548	4.379	788.927	895.495	949.624	949.624	1.98%	05.07.18	05.07.24	January-05 and July-05	Linked to CPI	Mishmeret Trust Company Ltd Rami Sebty 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355
I (4)(5)(7) **	08/07/14 03/02/15* 11/02/15*	557.705	557.705	492.382	5.377	497.759	553.076	557.705	557.705	4.14%	05.07.18	05.07.25	January-05 and July-05	Not linked	Mishmeret Trust Company Ltd Rami Sebty 48 Menachem Begin Rd. Tel-Aviv. Tel 03-6374355
Total		7,654.468	4,103.439	4,102.289	72.713	4,175.002	4,563.406	4,103.441	4,331.214

Comments:

(1) In the reporting period, the company fulfilled all terms of the debentures. The company also fulfilled all terms of the Indentures. Debentures Series F through I financial covenants - as of March 31, 2015 the net leverage (net debt to EBITDA excluding one time events ratio- see definition in the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service") was 2.58 (the Net Leverage ratio without excluding one-time events was 2.58). In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Annual payments, excluding Series F through I debentures in which the payments are semi annual. (4) Regarding debenture Series B and F through I, the Company undertook not to create any pledge on its assets, as long as debentures are not fully repaid, subject to certain exclusions. (5) Regarding debenture Series F through I - the Company has the right for early redemption under certain terms (see the Company's annual report for the year ended December 31, 2014 on Form 20-F, under "Item 5. Operating and Financial Review and Prospects– B. Liquidity and Capital Resources – Debt Service". (6) Regarding debenture Series F and G - in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60% and 6.99%, respectively, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, or the Exchange Offer, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures.

(*)  On these dates additional debentures of the series were issued. The information in the table refers to the full series.
(**) As of March 31, 2015, all series of debentures are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements.

Cellcom Israel Ltd.

Disclosure for debenture holders as of March 31, 2015 (cont.)

Debentures Rating  Details*

Series	Rating Company	Rating as of 31.03.2015 (1)	Rating as of 13.05.2015	Rating assigned upon issuance of the Series	Recent date of rating as of 13.05.2015	Additional ratings between original issuance and the recent date of rating as of 13.05.2015 (2)
Rating
B	S&P Maalot	A+	A+	AA-	1/2015	5/2006, 9/2007, 1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015	AA-, AA,AA-,A+ (2)
D	S&P Maalot	A+	A+	AA-	1/2015	1/2008, 10/2008, 3/2009, 9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015	AA-, AA,AA-,A+ (2)
E	S&P Maalot	A+	A+	AA	1/2015	9/2010, 8/2011, 1/2012, 3/2012, 5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015	AA,AA-,A+ (2)
F	S&P Maalot	A+	A+	AA	1/2015	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015	AA,AA-,A+ (2)
G	S&P Maalot	A+	A+	AA	1/2015	5/2012, 11/2012, 6/2013, 6/2014, 8/2014, 1/2015	AA,AA-,A+ (2)
H	S&P Maalot	A+	A+	A+	1/2015	6/2014, 8/2014, 1/2015	A+ (2)
I	S&P Maalot	A+	A+	A+	1/2015	6/2014, 8/2014, 1/2015	A+ (2)

(1)	In January 2015, S&P Maalot affirmed the Company's rating of “ilA+/stable”.

(2)
In September 2007, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company was in the process of recheck with positive implications (Credit Watch Positive). In October 2008, S&P Maalot issued a notice that the AA- rating for debentures issued by the Company is in the process of recheck with stable implications (Credit Watch Stable). This process was withdrawn upon assignment of AA rating in March 2009. In August 2011, S&P Maalot issued a notice that the AA rating for debentures issued by the Company is in the process of recheck with negative implications (Credit Watch Negative). In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA-/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, S&P Maalot affirmed the Company's rating of “ilA+/stable”. In August 2014, S&P Maalot affirmed the Company's rating of “ilA+/stable”. For details regarding the rating of the debentures see the S&P Maalot report dated August 18, 2014.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2015

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company,  based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	547,015	162,933	-	-	-	187,986
Second year	617,403	219,789	-	-	-	149,177
Third year	543,639	142,140	-	-	-	103,156
Fourth year	322,711	139,529	-	-	-	64,024
Fifth year and on	1,029,169	488,207	-	-	-	136,480
Total	3,059,936	1,152,597	-	-	-	640,823

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS) – None

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS) - None
d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None
e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	547,015	162,933	-	-	-	187,986
Second year	617,403	219,789	-	-	-	149,177
Third year	543,639	142,140	-	-	-	103,156
Fourth year	322,711	139,529	-	-	-	64,024
Fifth year and on	1,029,169	488,207	-	-	-	136,480
Total	3,059,936	1,152,597	-	-	-	640,823

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) – None

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) – None

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of March 31, 2015 (cont.)

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) – None

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	18,849	700	-	-	-	4,915
Second year	21,106	884	-	-	-	3,888
Third year	20,825	459	-	-	-	2,744
Fourth year	9,179	1,801	-	-	-	1,616
Fifth year and on	24,435	13,728	-	-	-	3,540
Total	94,393	17,572	-	-	-	16,703

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None

Cellcom Israel Ltd. and Subsidiaries Condensed Consolidated Interim Financial Statements As at March 31, 2015 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at March 31, 2015

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

			Convenience
			translation
			into US dollar
			(Note 2D)
	March 31,	March 31,	March 31,	December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Assets
Cash and cash equivalents	645	637	160	1,158
Current investments, including derivatives	608	531	133	521
Trade receivables	1,631	1,332	335	1,417
Other receivables	132	91	23	65
Inventory	83	109	27	89

Total current assets	3,099	2,700	678	3,250

Trade and other receivables	796	766	193	824
Property, plant and equipment, net	1,814	1,804	453	1,834
Intangible assets, net	1,367	1,295	325	1,315
Deferred tax assets	21	16	4	17

Total non-current assets	3,998	3,881	975	3,990

Total assets	7,097	6,581	1,653	7,240

Liabilities
Current maturities of debentures and long term loans and short term credit	1,089	729	183	1,092
Trade payables and accrued expenses	607	712	179	773
Current tax liabilities	113	64	16	77
Provisions	192	108	27	101
Other payables, including derivatives	318	295	74	370

Total current liabilities	2,319	1,908	479	2,413

Debentures	3,782	3,373	847	3,548
Provisions	21	22	6	21
Other long-term liabilities	12	11	3	12
Liability for employee rights upon retirement, net	13	13	3	14
Deferred tax liabilities	121	136	34	140

Total non-current liabilities	3,949	3,555	893	3,735

Total liabilities	6,268	5,463	1,372	6,148

Equity attributable to owners of the Company
Share capital	1	1	-	1
Cash flow hedge reserve	(9)	(3)	(1)	(3)
Retained earnings	834	1,103	277	1,078

Non-controlling interest	3	17	5	16

Total equity	829	1,118	281	1,092

Total liabilities and equity	7,097	6,581	1,653	7,240

Date of approval of the condensed consolidated financial statements: May 13, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Revenues	1,130	1,062	267	4,570
Cost of revenues	(664)	(722)	(181)	(2,727)

Gross profit	466	340	86	1,843

Selling and marketing expenses	(164)	(156)	(39)	(672)
General and administrative expenses	(118)	(131)	(33)	(463)
Other income (expenses), net	1	2	-	(46)

Operating profit	185	55	14	662

Financing income	36	25	6	100
Financing expenses	(63)	(43)	(11)	(298)
Financing expenses, net	(27)	(18)	(5)	(198)

Profit before taxes on income	158	37	9	464

Taxes on income	(44)	(11)	(2)	(110)
Profit for the period	114	26	7	354
Attributable to:
Owners of the Company	114	25	7	351
Non-controlling interests	-	1	-	3
Profit for the period	114	26	7	354

Earnings per share
Basic earnings per share (in NIS)	1.15	0.25	0.06	3.51

Diluted earnings per share (in NIS)	1.14	0.25	0.06	3.48

Weighted-average number of shares used in the calculation of basic earnings per share (in shares)	99,532,648	100,584,490	100,584,490	99,924,306

Weighted-average number of shares used in the calculation of diluted earnings per share (in shares)	100,697,892	100,585,902	100,585,902	100,706,282

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

			Convenience
			translation
			into US dollar
	Three-month period ended March 31,		(Note 2D) Three- month period ended March 31,	Year ended December 31
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Profit for the period	114	26	7	354
Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Changes in fair value of cash flow hedges transferred to profit or loss	5	-	-	13
Tax on other comprehensive income items that were or will be transferred to profit or loss in subsequent periods	(1)	-	-	(3)
Total other comprehensive income for the period that after initial recognition in comprehensive income was or will be transferred to profit or loss, net of tax	4	-	-	10
Other comprehensive income items that will not be transferred to profit or loss
Actuarial losses on defined benefit plans	-	-	-	(1)
Total other comprehensive loss for the period that will not be transferred to profit or loss, net of tax	-	-	-	(1)
Total other comprehensive income for the period, net of tax	4	-	-	9
Total comprehensive income for the period	118	26	7	363
Total comprehensive income attributable to:
Owners of the Company	118	25	7	360
Non-controlling interests	-	1	-	3
Total comprehensive income for the period	118	26	7	363

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2015 (Unaudited)

Balance as of January 1, 2015 (Audited)	1	(3)	1,078	1,076	16	1,092	274
Comprehensive income for the period
Profit for the period	-	-	25	25	1	26	7
Balance as of March 31, 2015 (Unaudited)	1	(3)	1,103	1,101	17	1,118	281

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the three-month period ended March 31, 2014 (Unaudited)

Balance as of January 1, 2014 (Audited)	1	(13)	719	707	3	710	178
Comprehensive income for the period
Profit for the period	-	-	114	114	-	114	29
Other comprehensive income for the period, net of tax
Net changes in fair value of cash flow hedges	-	4	-	4	-	4	1
Transactions with owners, recognized directly in equity
Share based payments	-	-	1	1	-	1	-
Balance as of March 31, 2014 (Unaudited)	1	(9)	834	826	3	829	208

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Attributable to owners of the Company				Non-controlling interests	Total equity	Convenience translation into US dollar (Note 2D)
	Share capital	Capital reserve	Retained earnings	Total
	NIS millions						US$ millions
For the year ended December 31, 2014 (Audited)

Balance as of January 1, 2014 (Audited)	1	(13)	719	707	3	710	178
Comprehensive income for the year
Profit for the year	-	-	351	351	3	354	89
Other comprehensive income (loss) for the year, net of tax	-	10	(1)	9	-	9	2
Transactions with owners, recognized directly in equity
Share based payments	-	-	3	3	-	3	1
Expiration of put option over non- controlling interests in a consolidated company	-	-	6	6	10	16	4
Balance as of December 31, 2014 (Audited)	1	(3)	1,078	1,076	16	1,092	274

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities
Profit for the period	114	26	7	354
Adjustments for:
Depreciation and amortization	155	143	36	610
Share based payments	1	-	-	3
Loss (gain) on sale of property, plant and equipment	-	(2)	(1)	7
Income tax expense	44	11	2	110
Financing expenses, net	27	18	5	198

Changes in operating assets and liabilities:
Change in inventory	1	(20)	(5)	(5)
Change in trade receivables (including long-term amounts)	172	90	23	422
Change in other receivables (including long-term amounts)	(69)	(16)	(4)	(35)
Change in trade payables, accrued expenses and provisions	45	(46)	(12)	(24)
Change in other liabilities (including long-term amounts)	(2)	(8)	(2)	36
Payments for derivative hedging contracts, net	(5)	-	-	(6)
Income tax paid	(30)	(27)	(7)	(119)
Income tax received	-	-	-	6
Net cash from operating activities	453	169	42	1,557

Cash flows from investing activities
Acquisition of property, plant, and equipment	(64)	(76)	(19)	(289)
Acquisition of intangible assets	(25)	(20)	(5)	(77)
Change in current investments, net	(102)	(9)	(2)	(15)
Proceeds from (payments for) other derivative contracts, net	(1)	1	-	4
Proceeds from sale of property, plant and equipment	3	4	1	4
Repayment of a long term deposit	-	48	12	-
Interest received	12	11	3	23
Net cash used in investing activities	(177)	(41)	(10)	(350)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

			Convenience
			translation
			into US dollar
			(Note 2D)
	Three-month period ended March 31,		Three- month period ended March 31,	Year ended December 31,
	2014	2015	2015	2014
	NIS millions		US$ millions	NIS millions
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from financing activities
Payments for derivative contracts, net	(1)	(2)	(1)	(29)
Repayment of long term loans from banks	(11)	-	-	(12)
Repayment of debentures	(523)	(523)	(131)	(1,092)
Proceeds from issuance of debentures, net of issuance costs	-	-	-	326
Dividend paid	(4)	-	-	(4)
Interest paid	(149)	(124)	(31)	(295)

Net cash used in financing activities	(688)	(649)	(163)	(1,106)

Changes in cash and cash equivalents	(412)	(521)	(131)	101

Cash and cash equivalents as at the beginning of the period	1,057	1,158	291	1,057

Cash and cash equivalents as at the end of the period	645	637	160	1,158

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - Reporting Entity

Cellcom Israel Ltd. ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish Street, Netanya 4250708, Israel. The condensed consolidated interim financial statements of the Group as at March 31, 2015 comprise the Company and its subsidiaries (together referred to as the "Group"). The Group operates and maintains a cellular mobile telephone system in Israel and provides cellular and landline telecommunications services, internet connectivity services (ISP), international calls services and television over the internet services (known as Over the Top TV services, or OTT TV services). The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC").

DIC is indirectly jointly controlled by two companies, one controlled by Mr. Eduardo Elsztain and one by Mr. Mordechay Ben-Moshe. See also Note 9, regarding the change in the structure of control in IDB Development Corporation Ltd. (DIC's parent company), and as a result in the Company, in February 2015.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2014 (hereinafter - “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 13, 2015.

B.	Functional and presentation currency

These condensed consolidated financial statements are presented in New Israeli Shekels ("NIS"), which is the Group's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment in which the Group operates.

C.	Basis of measurement

These condensed consolidated financial statements have been prepared on the basis of historical cost except for following assets and liabilities: current investments and derivative financial instruments that are measured at fair value through profit or loss, deferred tax assets and liabilities, assets and liabilities in respect of employee benefits and provisions.

The value of non-monetary assets and equity items that were measured on the basis of historical cost were adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Preparation (cont'd)

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of and for the three month period ended March 31, 2015, have been presented in dollars, translated at the representative rate of exchange as of March 31, 2015 (NIS 3.98 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E.	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group's financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements.

F.	Exchange rates and known Consumer Price Indexes are as follows:

Exchange rates of US$	Consumer Price Index (points)*

As of March 31, 2015	3.980	219.79
As of March 31, 2014	3.487	222.05
As of December 31, 2014	3.889	223.36

Increase (decrease) during the period:

Three months ended March 31, 2015	2.34%	(1.60%)
Three months ended March 31, 2014	0.46%	(0.68%)
Year ended December 31, 2014	12.04%	(0.10%)

*According to 1993 base index.

Note 3 - Significant Accounting Policies

The accounting policies of the Group in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A new standard not yet adopted

IFRS 15, Revenue from contracts with customers

As described in Note 3R to the annual financial statements, on April 28, 2015, the International Accounting Standards Board ("IASB") has tentatively decided to defer the mandatory effective date of IFRS 15, Revenue from contracts with customers, by one year to January 1, 2018.

Note 4 - Operating Segments

The Group operates in two reportable segments, as described below, which are the Group's strategic business units. The strategic business unit's allocation of resources and evaluation of performance are managed separately. The operating segments were determined based on internal management reports reviewed by the Group's chief operating decision maker (CODM). The CODM does not examine assets or liabilities for those segments and therefore, they are not presented.

—	Cellcom - the segment includes Cellcom Israel Ltd. and its subsidiaries, excluding Netvision Ltd. and its subsidiaries.

—	Netvision - the segment includes Netvision Ltd. and its subsidiaries.

The accounting policies of the reportable segments are the same as described in the annual financial statements in Note 3, regarding Significant Accounting Policies.

Information regarding the results of each reportable segment is included below based on the internal management reports that are reviewed by the CODM.

	Three-month period ended March 31, 2015
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	851	211	-	1,062
Inter-segment revenues	13	45	(58)	-

EBITDA*	136	60	-	196
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(113)	(23)	(7)	(143)
Taxes on income	(3)	(10)	2	(11)
Financing income				25
Financing expenses				(43)
Other income				2

Profit for the period	-	30	(4)	26

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 - Operating segments (cont'd)

	Three-month period ended March 31, 2014
	NIS millions
	(Unaudited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	904	226	-	1,130
Inter-segment revenues	12	12	(24)	-

EBITDA*	265	75	-	340
Reconciliation of reportable segment EBITDA to profit for the period
Depreciation and amortization	(119)	(23)	(13)	(155)
Taxes on income	(35)	(12)	3	(44)
Financing income				36
Financing expenses				(63)
Other income				1
Share based payments				(1)

Profit for the period	88	44	(18)	114

	Year ended December 31, 2014
	NIS millions
	(Audited)
	Cellcom	Netvision	Reconciliation for consolidation	Consolidated

External revenues	3,667	903	-	4,570
Inter-segment revenues	50	57	(107)	-

EBITDA*	967	315	-	1,282

Reconciliation of reportable segment EBITDA to profit for the year
Depreciation and amortization	(475)	(85)	(50)	(610)
Taxes on income	(80)	(44)	14	(110)
Financing income				100
Financing expenses				(298)
Other expenses				(7)
Share based payments				(3)

Profit for the year	211	189	(46)	354

* EBITDA as reviewed by the Group's CODM, represents earnings before interest (financing expenses, net), taxes, other income (expenses), depreciation and amortization and share based payments, as a measure of operating profit. EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Debentures

In February 2015, pursuant to an exchange offer for the exchange of a portion of the Company's Series D and E debentures with new debentures of the Company's Series H and I, respectively, or the Exchange Offer, under the Company's 2014 shelf prospectus and in a private offering, the Company issued approximately NIS 844 million principal amount of new debentures of Series H and approximately NIS 335 million principal amount new debentures of Series I (in exchange with approximately NIS 555 million principal amount of Series D and approximately NIS 272 million principal amount of Series E, respectively).

Described hereunder is the principal amount of the above mentioned debentures:

	Before the	After the
	exchange	exchange
	NIS millions
Series D	1,454	899
Series E	599	327
Series H	106	950
Series I	223	558

Note 6 - Financial Instruments

Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The book value of certain financial assets and liabilities, including cash and cash equivalents, trade and other receivables, current investments, including derivatives, short-term credit and loans, trade and other payables, including derivatives and other long-term liabilities, are equal or approximate to their fair value.

The fair values of the remaining financial liabilities and their book values as presented in the consolidated statements of financial position are as follows:

	March 31,				December 31,
	2014		2015		2014
	Book value	Fair value	Book value	Fair value	Book value	Fair value *
	NIS millions		NIS millions		NIS millions
Debentures including current maturities and accrued interest	(4,992)	(5,479)	(4,175)	(4,563)	(4,807)	(5,107)

* The fair value as of December 31, 2014, includes principal and interest in a total sum of approximately NIS 647 million, paid in January 2015.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below analyses financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(2)	Fair value hierarchy of financial instruments measured at fair value (cont'd)

Level 1:	quoted prices (unadjusted) in active markets for identical instruments.
Level 2:	inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
Level 3:	inputs that are not based on observable market data (unobservable inputs).

	March 31, 2015
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	529	-	-	529
Derivatives	-	2	-	2
Total assets	529	2	-	531
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(54)	-	(54)
Total liabilities	-	(54)	-	(54)

	March 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	504	-	-	504
Long-term receivables	-	48	-	48
Derivatives	-	3	-	3
Total assets	504	51	-	555
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(36)	-	(36)
Forward foreign currency contracts used for hedging	-	(1)	-	(1)
Total liabilities	-	(37)	-	(37)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS millions
Financial assets at fair value through profit or loss
Current investments in debt securities	520	-	-	520
Long-term receivables	-	49	-	49
Derivatives	-	1	-	1
Total assets	520	50	-	570
Financial liabilities at fair value
Derivatives at fair value through profit or loss	-	(32)	-	(32)
Total liabilities	-	(32)	-	(32)

During the reporting period, there have been no transfers between Levels 1 and 2.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 6 - Financial Instruments (cont'd)

(3)	Valuation methods to determine fair value

US$/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the forward price in the contract and the current forward price for the residual period until redemption, using appropriate interest curves used for derivative pricing.

CPI/NIS forward contracts - fair value is measured on the basis of the capitalization of the difference between the transaction price and the future expected CPI, using appropriate NIS yield curve based on government and short-term bonds.

Note 7 - Commitments

1.
In January 2015, the Company was awarded additional 1800 3MHz by the Israeli Ministry of Communications, in a 1800MHz frequencies tender, for 4G technologies (such as LTE, LTE Advanced), for a period of 10 years, for the sum of NIS 6.5 million per 1MHz.

2.
In February 2015, the Company entered a collective employment agreement with its employees' representatives and the Histadrut (an Israeli union labor) for a term of 3 years (2015-2017). The agreement applies to the Company's and 013 Netvision Ltd.'s (the Company's indirect wholly owned subsidiary) employees, excluding certain managerial and specific positions. The agreement defines employment policy and terms in various aspects, including: minimum wages, annual salary increase, incentives, benefits and other one time or annual payments to the employees, as well as a welfare budget and procedures relating to manning a position, change of place of employment and dismissal, including management and employees' representative respective authority with regards to each. The agreement includes terms, whereby the employees are entitled to participate in the Company's operational income over a certain threshold and enjoy additional payments, under certain conditions. The estimated cost of the agreement over the next three years is approximately NIS 200 million, before tax, based on the Group's forecasts. During the reporting period, the Company has recorded a one-time expense in the amount of approximately NIS 30 million in the statements of income in respect of the agreement.

3.
In March 2015, following the previously reported network sharing agreements between the Company and Golan Telecom Ltd., or Golan (for further details, see Note 30(5) to the annual financial statements), which are subject to the approvals of the Israeli Ministry of Communications, or MOC, and the Israeli Antitrust Commissioner, the MOC notified the Company and Golan that the agreements require substantial changes before the MOC reviews them in detail. The Company and Golan have responded to the MOC's letter and addressed the changes requested in the agreements in order to receive the MOC's approval to the agreements.

In addition, in April 2015, after the end of the reporting period, the Company and Golan entered an amendment to the network sharing agreements, which generally contained certain clarifications to the agreements, following the Israeli Antitrust Commissioner’s comments.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Commitments (cont'd)

4.
In May 2015, after the end of the reporting period, the Company entered into a loan agreement with two Israeli financial institutions, or Lenders, according to which the Lenders have agreed, subject to certain customary conditions, to provide the Company two deferred loans for the total principal amount of NIS 400 million, unlinked, as follows:

a.
A principal amount of NIS 200 million will be provided to the Company in June 2016, and will bear an annual fixed interest of 4.6%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2018 through 2021 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2016 through and including June 30, 2021.

b.
A principal amount of NIS 200 million will be provided to the Company in June 2017, and will bear an annual fixed interest of 5.1%. The loan's principal amount will be payable in four equal annual payments on June 30 of each of the years 2019 through 2022 (inclusive). The interest will be paid in ten semi-annual installments on June 30 and December 31, of each calendar year commencing December 31, 2017 through and including June 30, 2022.

Under the agreement, the interest rate may be subject to certain adjustments. Until the provision of the loans, the Company is required to pay the Lenders a commitment fee. The Company may cancel or prepay one or both loans, subject to a certain cancelation fee or prepayment fee, as applicable. The agreement includes standard terms and obligations and also generally includes the negative pledge, limitations on distributions, events of default and financial covenants applicable to the Company's series F through I debentures (which were included in Note 17 to the annual financial statements).

Note 8 - Contingent Liabilities

In the ordinary course of business, the Group is involved in various lawsuits against it. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, while events that occur in the course of the litigation may require a reassessment of this risk. The Group’s assessment of risk is based both on the advice of its legal counsels and on the Group's estimate of the probable settlements amounts that are expected to be incurred, if such settlements will be agreed by both parties. The provision recorded in the condensed consolidated interim financial statements in respect of all lawsuits against the Group amounts to approximately NIS 50 million.

Described hereunder are details regarding new purported class actions which have been added during the reporting period or updates on lawsuits which were included in the annual financial statements. The amounts presented below are calculated based on the claims amounts as of the date of their submission to the Group and refer to the sum estimated by the plaintiffs, if the lawsuit is certified as a class action.

1.	Consumer claims

In the ordinary course of business, lawsuits have been filed against the Group by its customers. These are mostly requests for approval of class action lawsuits, particularly concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them. During the reporting period, three purported class actions have been filed against the Group (which were included in Note 31(1) to the annual financial statements): two of these purported class actions are in a total amount of approximately NIS 16 million,

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 8 - Contingent Liabilities (cont'd)

which at this early stage it is not possible to assess their chances of success and another purported class action is for NIS 15 billion (see additional details below). In addition, an appeal was filed challenging the dismissal of a purported class action against the Group for a total amount of NIS 220 million.

Described hereunder is a purported class action against the Group, in which the amount claimed is NIS 1 billion or more:

During the reporting period, a purported class action in a total amount estimated by the plaintiffs to be approximately NIS 15 billion, if the lawsuit is certified as class action, was filed against the Company, by plaintiffs alleging to be subscribers of the Company, claiming compensation for non-monetary damages in connection with allegations that the Company unlawfully violated the privacy of its subscribers.

After the end of the reporting period, two purported class actions, in which the plaintiffs have not specified the amount claimed, have been filed against the Group. At this early stage, it is not possible to assess their chances of success.

During the reporting period, ten purported class actions were dismissed as follows: seven purported class actions for a total sum of approximately NIS 200 million (six of which were reported as dismissed in Note 31(1) to the annual financial statements), a purported class action, in which the amount claimed has not been quantified if certified as class action (which was reported as dismissed in Note 31(1) to the annual financial statements) and two purported class actions for approximately NIS 130 million, that have been filed against the Group and other defendants together without specifying the amount claimed from the Group (which one of them was reported as dismissed in Note 31(1) to the annual financial statements).

After the end of the reporting period three purported class actions for a total sum of approximately NIS 147 million against the Group were terminated.

2.	Employees, subcontractors, suppliers, authorities and others claims

During the reporting period, a lawsuit has been filed against the Group for approximately NIS 2 million (which was included in Note 31(3) to the annual financial statements). At this early stage it is not possible to assess its chances of success.

Note 9 - Regulation and Legislation

In February 2015, as a result of a rights offering effected by IDB, the structure of control in IDB, and consequently in the Company, has changed and will require the Ministry of Communications approval, including due to the Israeli holding requirements included in the Company's licenses. The Company has already approached the Ministry of Communications and intends to file a formal request with the Ministry of Communications for its approval of such change, which may include a request to amend the Company's communications licenses, including with regards to the Israeli holdings requirement in the Company as per such licenses. As of the financial statements signing date, such changes are contested by one of the controlling shareholders.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 10 - An event after the end of the reporting period

In April 2015, after the end of the reporting period, the Company in collaboration with employees' representatives, launched a new voluntary retirement plan for employees. As of the financial statements signing date, the number of employees who intend to join the plan and the one-time expense the Company will record in the second quarter of 2015 with respect to this plan, are still unknown.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 14, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary